UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Knopf, Gail H.
   500  West Main Street
   Louisville,, KY  40202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   December 30, 1996
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Chief Information Officer
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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Common (1)                                 |1,000                 |D               |                                               |
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Common (1)                                 |7,925.8256            |I               |HRSP(2)                                        |
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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Option(3)               |7/6/91-92|7/6/99   |Common(1)              |10,000   |8.6498    |D            |                           |
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Option(4)               |9/13/91-9|9/13/00  |Common(1)              |4,500    |11.0131   |D            |                           |
                        |3        |         |                       |         |          |             |                           |
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Option(4)               |11/18/92-|11/18/01 |Common(1)              |4,500    |8.9098    |D            |                           |
                        |94       |         |                       |         |          |             |                           |
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Option(4)               |04/14/95 |04/14/03 |Common(1)              |16,250   |6.5625    |D            |                           |
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Option(4)               |04/14/96 |04/14/03 |Common(1)              |31,250   |6.5625    |D            |                           |
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Option(4)               |04/14/97 |04/14/03 |Common(1)              |31,250   |6.5625    |D            |                           |
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Option(4)               |04/14/98 |04/14/03 |Common(1)              |31,250   |6.5625    |D            |                           |
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Option(4)               |01/12/96 |01/12/05 |Common(1)              |16,667   |23.0625   |D            |                           |
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Option(4)               |01/12/97 |01/12/05 |Common(1)              |16,667   |23.0625   |D            |                           |
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Option(4)               |01/12/98 |01/12/05 |Common(1)              |16,666   |23.0625   |D            |                           |
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Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, pursuant to the Company Rights Agreement, which entitles holders of the Company's Common
Stock, in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating
Preferred Stock at a price of $145 per fractional share.
(2) Shares held for my benefit as of November 30, 1996 under the Humana Retirement & Savings Plan ("HRSP") exempt under Rule
16b-3(c).
(3)  RIght to buy pursuant to the Company's 1981 Non-Qualified Stock Option
Plan.
(4) Right to buy pursuant to the Company's 1989 Stock Option Plan for
Employees.